Exhibit (a)(1)(H)

Synopsys Commences Tender Offer for Shares of Numerical

NEWS RELEASE

Editorial Contacts:	Investor Contacts:

Craig Cochran	Jessica Kourakos
Synopsys, Inc.	Synopsys, Inc.
(650) 584-4230	(650) 584-4289
craig@synopsys.com	jessicak@synopsys.com

Darren Ballegeer
Edelman Public Relations
(650) 429-2735
darren.ballegeer@edelman.com

SYNOPSYS, INC. COMMENCES TENDER OFFER
FOR SHARES OF NUMERICAL TECHNOLOGIES, INC.

MOUNTAIN VIEW, Calif., January 23, 2003—Synopsys, Inc. (Nasdaq: SNPS), the market and technology leader for integrated circuit (IC) design software, announced today that Synopsys’ wholly-owned subsidiary, Neon Acquisition Corp., has commenced its previously announced tender offer for all of the outstanding shares of common stock of Numerical Technologies, Inc. (Nasdaq: NMTC), a leader in lithography-enabling solutions, for a cash purchase price of $7.00 per share. The tender offer is being conducted pursuant to a Merger Agreement dated January 12, 2003. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday February 20, 2003, unless extended.

Numerical has advised Synopsys that the Board of Directors of Numerical has unanimously approved the transaction and recommends that Numerical stockholders accept the tender offer, tender their shares pursuant to the tender offer and approve the Merger Agreement.

The tender offer is subject to certain conditions, including the tender of a majority of the fully diluted shares of Numerical, receipt of regulatory approvals, and other customary conditions. The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials being filed by Synopsys and Neon Acquisition Corp. with the SEC. Copies of the Offer to Purchase, Letter of Transmittal and other related materials and the Solicitation/Recommendation Statement on Schedule 14D-9, being filed with the SEC today by Numerical Technologies, are available from D. F. King & Associates, the information agent for the tender offer at the telephone number and address set forth below. Computershare Trust Company of New York is acting as depositary for the tender offer.

About Numerical Technologies

Numerical Technologies, Inc., the world’s leading provider of sub-wavelength lithography-enabling technology, develops and markets proprietary technology, software tools and services that enable the production of sub-wavelength integrated circuits (ICs) with feature sizes that are smaller than the wavelength of light used to create circuit patterns on silicon. Numerical’s products and industry alliances form a comprehensive design-to-silicon solution that enables the creation of smaller, faster and more power-efficient ICs using available manufacturing equipment. Numerical’s customers include the world’s top semiconductor companies, design automation tool vendors, semiconductor equipment suppliers and photomask manufacturers. Additional information about the company is available on the Web at http://www.numeritech.com.

About Synopsys

Synopsys, Inc., headquartered in Mountain View, California, creates leading EDA tools for the global electronics market. The company delivers advanced design technologies and solutions to developers of complex integrated circuits, electronic systems and systems on a chip. Synopsys also provides consulting and support services to simplify the overall IC design process and accelerate time to market for its customers. Visit Synopsys at http://www.synopsys.com.

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The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Numerical. Neon Acquisition Corp. and Synopsys are filing a Tender Offer Statement on Schedule TO containing an offer to purchase, form of letter of transmittal and other documents relating to the tender offer, and Numerical is filing a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer with the SEC. Neon Acquisition Corp., Synopsys and Numerical are mailing these documents to Numerical stockholders. These documents contain important information about the tender offer and Numerical stockholders are urged to read them carefully and in their entirety. Numerical stockholders may obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov. In addition, stockholders may obtain a free copy of these documents from Synopsys by contacting Synopsys at 700 East Middlefield Road, Mountain View, California 94043, attention: Investor Relations.

Documents may also be obtained from D. F. King & Co., Inc., the information agent for the tender offer, 77 Water Street, New York, New York 10005, (212) 269-5550 (banks and brokers call collect) or (800) 628-8532 (all others call toll free).

Synopsys is a registered trademark of Synopsys, Inc. Numerical Technologies is a trademark of Numerical Technologies, Inc.